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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

BIOTIME INC.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

09066L105

(CUSIP Number)

Alfred D. Kingsley.
Greenway Partners, L.P.
150 E. 57th Street
New York, New York 10022
(212) 355-6800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 2, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13d, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 09066L105			Page 2 of 14

1.	Name of Reporting Person: GREENBELT CORP.		I.R.S. Identification Nos. of above persons (entities only): 13-3791931

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,267,274

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,267,274

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,267,274

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 09066L105			Page 3 of 14

1.	Name of Reporting Person: GREENWAY PARTNERS, L.P.		I.R.S. Identification Nos. of above persons (entities only): 13-3714238

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 224,624

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 224,624

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 224,624

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.3%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 09066L105			Page 4 of 14

1.	Name of Reporting Person: GREENHOUSE PARTNERS, L.P.		I.R.S. Identification Nos. of above persons (entities only): 13-3793447

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 224,624

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 224,624

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 224,624

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.3%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 09066L105			Page 5 of 14

1.	Name of Reporting Person: GREENBROOK VALLEY LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 224,624

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 224,624

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 224,624

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.3%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 09066L105			Page 6 of 14

1.	Name of Reporting Person: GREENMINT LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 224,624

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 224,624

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 224,624

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.3%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 09066L105			Page 7 of 14

1.	Name of Reporting Person: ALFRED D. KINGSLEY		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF, AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,971,274

		8.	Shared Voting Power: 1,491,898

		9.	Sole Dispositive Power: 3,971,274

		10.	Shared Dispositive Power: 1,491,898

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,463,172

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 28.5%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 09066L105			Page 8 of 14

1.	Name of Reporting Person: GARY K. DUBERSTEIN		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF, AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 12,936

		8.	Shared Voting Power: 1,491,898

		9.	Sole Dispositive Power: 12,936

		10.	Shared Dispositive Power: 1,491,898

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,517,770

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.4%

14.	Type of Reporting Person (See Instructions): IN

     This Amendment No. 15 (“Amendment No. 15”) amends and supplements the Statement on Schedule 13D (as amended by Amendment No. 1, dated May 14, 1998, Amendment No. 2, dated August 18, 2000, Amendment No. 3, dated December 8, 2000, Amendment No. 4, dated March 30, 2001, Amendment No. 5, dated August 31, 2001, Amendment No. 6, dated April 1, 2002, Amendment No. 7 dated April 17, 2002, Amendment No. 8 dated May 31, 2002, Amendment No. 9 dated July 3, 2002, Amendment No. 10 dated December 3, 2002, Amendment No. 11 dated April 25, 2003, Amendment No. 12 dated October 2, 2003, Amendment No. 13 dated January 26, 2004, and Amendment No. 14 dated February 2, 2004 (the “Statement”)) relating to the common shares, no par value (the “Shares”), of BioTime Inc., a California corporation (the “Company”), and is filed by and on behalf of Greenbelt Corp. (“Greenbelt”), Greenway Partners, L.P. (“Greenway”), Greenhouse Partners, L.P. (“Greenhouse”), Greenbrook Valley LLC (“Greenbrook”), Greenmint LLC (“Greenmint”), Alfred D. Kingsley and Gary K. Duberstein (collectively, the “Reporting Persons”). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.
ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     The information presented in response to Item 6 is incorporated by reference herein.
ITEM 4.      PURPOSE OF TRANSACTION
     The information presented in response to Item 6 is incorporated by reference herein.
ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER
     (a) As of September 2, 2005, the Reporting Persons beneficially owned in the aggregate 5,476,108 Shares constituting 28.6% of the outstanding Shares. Pursuant to Rule 13d-3 under the Securities and Exchange Act of 1934, such aggregate number includes (i) 1,047,031 shares issuable upon the exercise of warrants owned by Mr. Kingsley, (ii) 72,604 shares issuable upon the exercise of warrants owned by Greenbelt, (iii) 135,000 Greenbelt 2005 Consulting Shares (as defined below), (iv) 44,624 shares issuable upon the exercise of warrants owned by Greenway, and (vi) 680 shares issuable upon the exercise of warrants owned by Mr. Duberstein. The percentage of Shares beneficially owned by the Reporting Persons is determined based upon an aggregate of (a) the 17,781,450 Shares outstanding on June 30, 2005, based upon the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, plus (b) the shares described in the preceding sentence to the extent a Reporting Person beneficially owns such shares. The Reporting Persons may be deemed to have direct beneficial ownership of Shares as set forth in the following table. In such table, pursuant to Rule 13d-3, (a) the Greenbelt 2005 Consulting Shares and the shares issuable upon the exercise of the warrants owned by Greenbelt are deemed outstanding for determining the percentage ownership of Shares by Greenbelt, (b) the shares issuable upon the exercise of the warrants owned by Greenway are deemed outstanding for determining the percentage ownership of Shares by Greenway, (c) the shares issuable upon the exercise of the warrants owned by Mr. Kingsley are deemed outstanding for determining the percentage ownership of Shares by Mr. Kingsley, who is the direct beneficial owner thereof, and (d) the shares issuable upon the exercise of the warrants owned by Mr.

Duberstein are deemed outstanding for determining the percentage ownership of Shares by Mr. Duberstein, who is the direct beneficial owner thereof.

		Approximate Percentage
Name	Number of Shares	of Outstanding Shares
Greenbelt	1,267,274	7.0%
Greenway	224,624	1.3%
Kingsley	3,971,274	21.0%
Duberstein	12,936	0.07%
     Greenbelt has direct beneficial ownership of 1,267,274 Shares, including the 135,000 Greenbelt 2005 Consulting Shares. Each of Messrs. Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to beneficially own the Shares that Greenbelt beneficially owns. Each of Messrs. Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.
     Greenhouse, as the general partner of Greenway, may be deemed to own beneficially (as that term is defined in Rule 13d-3) Shares which Greenway may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, and Greenbrook and Greenmint, through their ability to control Greenhouse, may be deemed to beneficially own Shares which Greenhouse may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein, and Greenbrook and Greenmint, disclaims beneficial ownership of such Shares for all other purposes.
     (b) If Greenbelt were to exercise in full the warrants it owns, which are all presently exercisable, and when the 135,000 Greenbelt 2005 Consulting Shares are issued, it would have the sole power to vote or direct the vote of 1,267,274 Shares, and the sole power to dispose or direct the disposition of such Shares. Each of Messrs. Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to share with Greenbelt the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares and to beneficially own the Shares that Greenbelt beneficially owns. Each of Messrs. Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.
     If Greenway were to exercise in full the warrants it owns, which are all presently exercisable, it would have the sole power to vote or direct the vote of 224,624 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhouse, as the general partner of Greenway, may be deemed to own beneficially (as that term is defined in Rule 13d-3) Shares which Greenway may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, and Greenbrook and Greenmint, through their ability to control Greenhouse, to may be deemed to share with Greenway the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares and to beneficially own the Shares which Greenhouse may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein, and Greenbrook and Greenmint, disclaims beneficial ownership of such Shares for all other purposes.

     If Mr. Kingsley were to exercise in full the warrants he holds, which are all presently exercisable, he would have the sole power to vote or direct the vote of 3,971,274 Shares and the sole power to dispose or direct the disposition of such Shares.
     If Mr. Duberstein were to exercise in full the warrants he holds, which are all presently exercisable, he would have has the sole power to vote or direct the vote of 12,936 Shares and the sole power to dispose or direct the disposition of such Shares.
     (c) Information concerning transactions in the Shares by the Reporting Persons since the filing of Amendment No. 14 is set forth in Item 6.
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Statement.
     (e) Not applicable.
ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     On March 29, 2005, Greenbelt signed a letter agreement with the Company further extending and modifying their Consulting Agreement (the “2005 Consulting Agreement”) setting forth the terms pursuant to which Greenbelt will act as a financial adviser to the Company for the period April 1, 2005 through March 31, 2006, unless sooner terminated. The 2005 Consulting Agreement provides for the payment by the Company to Greenbelt for its financial advisory services of certain cash consideration and the issuance of 135,000 Shares (the “Greenbelt 2005 Consulting Shares”) over the term of the agreement. A copy of the 2005 Consulting Agreement is attached hereto as Exhibit 27 and is incorporated herein by reference.
     On September 2, 2005, the Company filed a registration statement on Form S-2 to register 17,871,450 subscription rights (“Rights”) that the Company plans to distribute to its shareholders. The Company’s shareholders will receive one Right for each share owned, and the Rights will entitle the holders to purchase one “Unit” for every five Rights owned (the “Rights Offer”). Each Unit will consist of one new common share and one warrant to purchase an additional common share. The subscription price for the Units is $0.50 per Unit. Each full warrant will entitle the holder to purchase one common share for $2.00 per share.
     The warrants will expire in three years. The Company may redeem the warrants by paying $.05 per warrant if the closing price of the common shares exceeds 200% of the exercise price of the warrants for any 20 consecutive trading days, subject to certain restrictions.
     Shareholders who fully exercise their rights will also be entitled to the additional privilege of purchasing, subject to certain limitations and allocation, any Units not acquired by holders of Rights who allow their Rights to expire unexercised. In addition, if the Rights offer is over-subscribed, up to 1,787,145 additional Units may be allocated and sold to shareholders who exercise the over-subscription privilege.

     A group of private investors (the “Guarantors”) have agreed to purchase Units that remain unsold at the conclusion of the Rights offer, excluding Units that the Company has authorized to issue to fill over-subscriptions. Mr. Kingsley and Greenway are Guarantors. Mr. Kingsley’s purchase commitment under the Standby Purchase Agreement as a Guarantor is $330,953, and Greenway’s purchase commitment under the Standby Purchase Agreement as a Guarantor is $165,476.
     Under the Standby Purchase Agreement, the Company has agreed to pay the Guarantors a cash fee of $132,000 and to issue them warrants to purchase 600,000 common shares as consideration for their agreement to purchase unsold Units in the Rights Offer. The warrants will be exercisable at $2.00 per share and are identical to those that will be issued in the Rights Offer. The cash fees and warrants will be allocated among the Guarantors pro rata according to their respective purchase commitments. Mr. Kingsley would receive total cash fees of $24,444 and warrants to purchase 111,111 shares and Greenway would receive total cash fees of $12,222 and warrants to purchase 55,555 shares. The Company has agreed to keep the registration statement in effect to permit the Guarantors to sell their shares and warrants and to exercise their warrants and sell the common shares issued upon such exercise.
     The Reporting Persons will receive one Right per share in the Rights Offer, on the same terms as other shareholders of the Company.
     Each Reporting Person may exercise or sell their Rights, in whole or in part, or may allow some or all of their Rights to expire unexercised. Each Reporting Person may hold for investment purposes any common shares and warrants they may acquire through the exercise of Rights or, in the case of Mr. Kingsley and Greenway, warrants they may acquire under the Standby Purchase Agreement, or they may sell common shares and warrants from time to time in the over-the-counter market at prevailing market prices, or at prices related to the prevailing market price, or in privately negotiated transactions. They also may sell common shares in connection with the exercise of their warrants or they may hold those shares for investment purposes and sell them at later date.
     The Company has not yet set a record date for determining shareholders entitled to receive the Rights. The distribution of the Rights and commencement of the Rights offer will not occur until the Registration Statement becomes effective. The expiration date of the Rights and the warrants will not be set until the distribution date of the Rights has been determined. The Company reserves the right to cancel, terminate or amend the Rights Offer at any time before subscriptions are accepted. If the Company cancels or terminates the Rights Offer, Mr. Kingsley, Greenway, and the other Guarantors will not be entitled to receive cash fees and warrants pursuant to the Standby Purchase Agreement.
     The above description of the Rights Offer, the Rights, and the warrants is a summary only, is based upon information contained in the Registration Statement on Form S-2 filed by the Company, and is qualified in all respects by the full content of the Registration Statement, including the prospectus included therein and the exhibits filed therewith.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

Exhibit 27	2005 Consulting Agreement, dated March 29, 2005, between BioTime, Inc. and Greenbelt Corp.

Exhibit 28	Standby Purchase Agreement dated September 1, 2005 between BioTime, Inc., Alfred D. Kingsley, Greenway Partners, LP, and certain other persons named as Guarantors therein. (Incorporated by reference to Exhibit 1 of BioTime’s Registration Statement on Form S-2 No. 333-128083 filed with the Securities and Exchange Commission September 2, 2005)

Exhibit 29	Form of Subscription Right Certificate. (Incorporated by reference to Exhibit 4.4 of BioTime’s Registration Statement on Form S-2 No. 333-128083 filed with the Securities and Exchange Commission September 2, 2005)

Exhibit 30	Form of Warrant (Incorporated by reference to Exhibit 4.5 of BioTime’s Registration Statement on Form S-2 No. 333-128083 filed with the Securities and Exchange Commission September 2, 2005)

Exhibit 31	Amendment to Warrant Agreement (Incorporated by reference to Exhibit 4.7 of BioTime’s Registration Statement on Form S-2 No. 333-128083 filed with the Securities and Exchange Commission September 2, 2005)

Exhibit 32	Form of Standby Guaranty Warrant (Incorporated by reference to Exhibit 4.7 of BioTime’s Registration Statement on Form S-2 No. 333-128083 filed with the Securities and Exchange Commission September 2, 2005)

SIGNATURES
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated:	September 12, 2005

GREENHOUSE PARTNERS, L.P		GREENMINT LLC
By:	Greenmint LLC,	By:	/s/Gary K. Duberstein
	its general partner		Gary K. Duberstein,
Member
By:	/s/Gary K. Duberstein

Gary K. Duberstein,
Member

GREENWAY PARTNERS, L.P.		GREENBROOK VALLEY LLC
By:	Greenhouse Partners, L.P.,	By:	/s/Alfred D. Kingsley
	its general partner		Alfred D. Kingsley
By:	Greenmint LLC, its general partner		Member
By:	/s/Gary K. Duberstein

Gary K. Duberstein,
Member

GREENBELT CORP.
By:	/s/Alfred D. Kingsley

Alfred D. Kingsley,
President
/s/Alfred D. Kingsley

Alfred D. Kingsley
/s/Gary K. Duberstein

Gary K. Duberstein